SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )1

The McGraw-Hill Companies, Inc.
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

580645109
(CUSIP Number)

Marc Weingarten, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 580645109	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,885,364
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,885,364
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,885,364
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* See Item 5	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.9% (see Item 5)
14	TYPE OF REPORTING PERSON* IA

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 580645109	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares ("Shares") of common stock, $1.00 par value per share, of The McGraw-Hill Companies, Inc., a New York corporation (the "Issuer").  The principal executive office of the Issuer is located at 1221 Avenue of the Americas, New York, New York 10020.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the “Reporting Person”).  The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

The Reporting Person is a private money management firm which holds Shares of the Issuer in various accounts under its management and control, including but not limited to managed accounts for which the Reporting Person serves as the investment manager on behalf of Ontario Teachers’ Pension Plan Board (“Teachers”) and Segregated Portfolio 13 (“SP13”).  JANA expects to consult with Teachers with respect to the investment in the Issuer, and the Reporting Person may be deemed to be a “group” with Teachers and its affiliates for purposes of the Securities Exchange Act of 1934 (the “Act”).  Although the Reporting Person does not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Act. The Reporting Person expressly disclaims beneficial ownership of securities held by Teachers or any other person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Person's management and control. The securities reported herein as being beneficially owned by the Reporting Person do not include any securities held by Teachers or any other person or entity other than the various accounts under the Reporting Person's management and control. Any disclosures made herein with respect to persons or entities other than the Reporting Person and the Principals are made on information and belief after making inquiry to the appropriate party.

(b) The principal business address of the Reporting Person and the Principals is 767 Fifth Avenue, 8th Floor, New York, New York 10153.

(c) The principal business of Reporting Person and the Principals is investing for accounts under their management.

(d) Neither the Reporting Person nor any of the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor any of the Principals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability company organized in Delaware.  The Principals are citizens of the United States of America.

CUSIP No. 580645109	SCHEDULE 13D	Page 4 of 6 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 8,885,364 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $358.9 million.  Such Shares were acquired with investment funds in accounts managed by the Reporting Person.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Person acquired the Shares because it believes the Shares are undervalued and represent an attractive investment opportunity.

The Reporting Person has had discussions with the Issuer’s management relating to, among other things, the Issuer’s business, corporate structure, operations, management and board composition, strategy and future plans. The Reporting Person expects to continue to have such discussions with the Issuer’s management as well as with the Issuer’s board of directors, shareholders and other parties relating to such matters, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 301,300,000 Shares outstanding, which is the total number of Shares outstanding as of July 15, 2011 as reported in the Issuer's Quarterly Report on Form 10-Q filed on July 28, 2011 for the period ended June 30, 2011.

As of the close of business on July 29, 2011, the Reporting Person may be deemed to beneficially own 8,885,364 Shares constituting approximately 2.9% of the Shares outstanding, including 5,101,248 Shares held in the Teachers managed account and 214,966 Shares held in the SP13 managed account.  Upon information and belief, Teachers, as of the close of business on July 29, 2011, may be deemed to beneficially own an additional 6,839,429 Shares, constituting approximately 2.3% of the Shares outstanding.  Accordingly, as of the close of business on July 29, 2011, the Reporting Person and Teachers, in aggregate, may be deemed to beneficially own 15,724,793 Shares, constituting approximately 5.2% of the Shares outstanding.

CUSIP No. 580645109	SCHEDULE 13D	Page 5 of 6 Pages

(b) The Reporting Person has sole voting and dispositive powers over 8,885,364 Shares, which powers are exercised by the Principals.  Notwithstanding the foregoing, pursuant to a Subadvisory Agreement by and between the Reporting Person and SP13, in certain circumstances SP13 has the right to override the voting decisions made by the Reporting Person with respect to securities held in SP13, including the 214,966 Shares, and has the right to terminate its Subadvisory Agreement with the Reporting Person.

(c) Information concerning transaction in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference.  All of the transactions in Shares listed hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit A:  Transactions In The Issuer During The Last 60 Days

CUSIP No. 580645109	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2011

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name	Jennifer Fanjiang
Title:	General Counsel

EXHIBIT A

TRANSACTIONS IN THE ISSUER IN THE LAST 60 DAYS

Date of Transaction	Shares Purchased (Sold)	Price Per Share ($)

6/1/2011	700,800	41.92
6/1/2011	49	41.96
6/1/2011	13,151	41.97
6/2/2011	358,200	41.29
6/2/2011	4,800	41.39
6/3/2011	4,200	41.11
6/3/2011	601,800	41.24
6/6/2011	2,600	41.07
6/6/2011	212,300	41.08
6/6/2011	28,100	41.09
6/7/2011	50,566	41.58
6/7/2011	70,000	41.73
6/8/2011	141,996	40.91
6/8/2011	75,000	40.94
6/8/2011	259,427	41.02
6/8/2011	253,577	41.23
6/9/2011	51,200	41.17
6/9/2011	166,265	41.25
6/9/2011	86,528	41.36
6/9/2011	59,007	41.44
6/10/2011	50,000	40.89
6/10/2011	71,000	40.97
6/14/2011	2,926	41.21
6/14/2011	50,300	41.28
6/14/2011	46,774	41.36
6/15/2011	3,800	41.14
6/16/2011	75,000	40.95
6/30/2011	5,546	41.79
7/1/2011	5,503	41.91
7/1/2011	3,600	42.02
7/5/2011	18,100	42.18
7/5/2011	22,797	42.39
7/6/2011	(3,356)	42.34
7/8/2011	800	42.02
7/8/2011	99,200	42.17
7/11/2011	50,000	41.74
7/15/2011	15,969	41.99
7/15/2011	36,648	42.01
7/15/2011	22,383	42.14
7/20/2011	419,000	43.00
7/25/2011	2,466	43.54
7/25/2011	4,910	43.62
7/25/2011	6,600	43.76
7/25/2011	19,138	43.77
7/26/2011	5,647	43.73
7/27/2011	12,600	43.49
7/27/2011	137,400	43.60
7/28/2011	25,000	42.71
7/28/2011	10,800	43.01
7/28/2011	155,000	43.03
7/28/2011	109,200	43.05